Mail Stop 4561
Via Fax (503) 615-1115

August 20, 2009

Brian Bronson
Chief Financial Officer
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

      Re: RadiSys Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 6, 2009
               Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
               File No. 000-26844

Dear Mr. Bronson:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

Because of our dependence and our contract manufacturers' dependence on a few suppliers…, page 15

1.   On page 15, you refer to your dependency upon sole and limited suppliers for some components, and you disclose that you rely on a limited number of contract manufacturers. Please explain why you have not more specifically described the material terms of agreements with sole or limited source component suppliers or of

the major contract manufacturing agreements. We also note your disclosure that you have in the past or could in the future experience operational difficulties in connection with these relationships that may have a material adverse effect on your financial condition. Please explain the nature of these operational difficulties, and the extent of the "delayed or lost sales." In this regard, quantitative disclosure would be appropriate. Consider whether disclosure in the management's discussion and analysis is appropriate if this will have, or is reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations.

The capped call transaction may affect the value of out common stock, page 21

2.   Please revise the risk factor subheading in future filings to clearly convey the specific risk that you are addressing concerning the capped call transactions. In particular, address how or why the performance or non-performance under the agreement would affect the Company and its investors and how the contractual arrangement operates to "reduce the potential dilution" upon conversion of the 2013 convertible senior notes if the market price is greater than the exercise price. A concise summary of the risks and uncertainties of this arrangement with your hedge counterparty should be included in the risk factor. A cross-reference to a more detailed discussion of the arrangement in the management's discussion and analysis is appropriate. Refer to Item 503(c) of Regulation S-K and ensure that the information is provided in plain English in accordance with Item 421(d) of Regulation C.

Other Risks Related to Our Business, page 24

3.   We note that you include several risks related to your business under this subheading. Please confirm that you will revise future filings to ensure that each significant risk factor is discussed separately under an appropriate subheading.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

4.   Please tell us how you considered disclosing and provide us with a description of the material rights and obligations of the parties under the capped call transaction agreement in the management's discussion and analysis. Explain references to "dilution migration" and how the hedge counterparty or its affiliates are likely to "modify their hedge positions" or "unwind various derivative transactions." In this regard, investors should be able to understand the material terms and conditions of performance of the hedge counterparty. Please also tell us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Results of Operations, page 37

5.   There are many instances where two or more sources of a material change have been identified, but the quantitative factors for each source that contributed to the change were not disclosed (e.g., impact of your Intel MCPD acquisition, increases in revenues from your organic ATCA and media server products, decreases in revenue from legacy enterprise products in the IP networking and messaging markets, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion. Please refer to the guidance of Section III.D of SEC Release 34-26831.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 14. Convertible Debt, page 78

6.   We note that you classified the purchase of your "capped call transaction" in connection with the 2013 Convertible Senior Notes as equity. Tell us the settlement method for this transaction (i.e. physical, net share, and/or net cash), which party, if any, has the choice of settlement methods, and how this impacted your classification of this instrument pursuant to paragraph 40 of EITF 00-19. Also, tell us how you considered disclosing this information pursuant to paragraph 50 of EITF 00-19.

Form 10-Q for the Quarter Ended March 31, 2009

Note 1. Significant Accounting Policies

Recent Accounting Standards, page 7

7.   We note that the Company has 328,000 outstanding unvested restricted stock units at March 31, 2009. We further note from the terms of the Form of Restricted Stock Agreement (see Exhibit 10.1 to the Form 10-Q filed on May 9, 2006) that the restricted unit holders appear to be entitled to dividends. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company's basic earnings per share calculations and specifically tell us how you considered the dividend rights of such restricted stock in your conclusions. Also, if applicable, tell us how you considered including a discussion of this standard in the period of adoption.

Note 11. Income Taxes, page 14

8.   We note that you established a full valuation allowance for your U.S. deferred tax assets, which resulted in an increase to income tax expense of $42 million during

the quarter ended March 31, 2009. With regards to your deferred tax valuation allowance, please address the following:

- Please provide us with your analysis of the positive and negative evidence you considered in your determination of the need for the additional valuation allowance, how that evidence was weighted, and the specific accounting literature you considered (e.g. SFAS 109);
- Tell us why you believe a full valuation allowance is not considered necessary for your foreign deferred tax assets; and
- Tell us how you determined that the first quarter of fiscal 2009 was the appropriate period to record the allowance given your history of pre-tax net losses during fiscal 2008, 2007, and 2006 in both your U.S. and foreign jurisdictions. In your response, please provide us with the tax projections by jurisdiction used in your analysis of the realization of your deferred tax assets performed for both fiscal 2008 and in the first quarter of fiscal 2009.

9.   We also note your plans to repatriate $20.0 to $30.0 million of undistributed earnings from your foreign subsidiaries prior to December 31, 2009. Please explain further the reasons behind management's decision to repatriate such funds. Additionally, tell us how you considered including a discussion regarding this decision and its impact on the Company's operations and liquidity in your MD&A disclosures.

Form 10-Q for the Quarter Ended June 30, 2009

Note 3. Fair Value of Financial Instruments, page 9

10. We note that effective January 1, 2009 SFAS 157 was applicable to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. Tell us how you considered disclosing the information required by paragraph 33 of SFAS 157 in your interim reports as required by paragraph 39 and updating your footnote disclosure to address the full adoption of SFAS 157. In this regard, we note that the Company recorded $4.4 million in restructuring costs during the quarters ended March 31, 2009 and June 30, 2009, which appears to be material to the Company's net loss and net loss per share.

Item 11. Executive Officer Compensation

Section II: Philosophy and Objectives of Executive Compensation Programs, page 101

11. You state that information regarding the "peer group of companies identified in the Radford Total Compensation Survey U.S. Executive report, which included summary data from 111 U.S. based high tech companies with annual revenues between $200 – 499 million (average revenue is approximately $331 million)" was used in determining compensation. Please tell us whether the 111 issuers you

reviewed can be readily determined from the published Radford Total Compensation Survey.

Section III. Design of Our Compensation Programs, Individual Elements, and Impact of Performance on Compensation, page 102

Cash Incentive Bonus, page 103

12.   Although you provide general information regarding how your cash incentive bonuses were paid to your executive officers, you should provide specific disclosure regarding how the Compensation and Development Committee determined cash incentive bonuses for each named executive officer. We note your disclosure that each executive officer is assigned an annual cash incentive bonus amount and that an "individual executive's bonus is based on the calculated bonus pool times performance against shares/corporate objectives (weighted 50%) and performance against department/individual objectives (weighted 50%)." For each named executive officer, disclose the assigned annual cash incentive bonus amount, the minimum level of payout which you state was based on the non-GAAP operating income, and the maximum payout determined by the Compensation and Development Committee. Also, disclose how each of these bonuses was adjusted at the committee's discretion to increase the earned payouts by a total of $135,000. Further, disclose how the "non-GAAP operating income" is calculated from your audited financial statement. See Instruction 5 to Item 402(b) of Regulation S-K.

13.   Please disclose the qualitative and quantitative measures used to evaluate the "shared/corporate objectives," and the "quantitative and subjective metrics" used to evaluate individual performance objectives in determining the cash incentive bonuses, including those under MSBU Plan. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted the specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how difficult or likely it would be for an executive or the registrant to achieve undisclosed target levels, the company should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Equity Incentive Awards, page 104

14. Please explain more clearly how the Compensation and Development Committee determined the amount of restricted stock units and options awarded to your named executive officers in 2008 under the RadiSys Corporation 2007 Stock Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that provides substantive analysis and insight into how the committee set the amount of options and stock awarded. In this regard, discuss whether performance goals were set, as permitted under the 2007 Stock Plan. Ensure that your disclosure contains appropriate analysis of the specific factors considered by the committee in setting compensation levels. Also, describe the reasons the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

Summary Compensation Table, page 107

15. It appears that you have not disclosed the executive compensation for the Company's three most highly compensated officers other than the principal executive officer and principal financial officer who were serving as executive officers *at the end of the last completed fiscal year* as required by Item 402(a)(3)(iii) of Regulation S-K. In this regard, we note that Julia A. Harper ceased to serve as an executive officer on November 17, 2008 and would not have satisfied the requirement under Item 402(a)(3)(iii). Please advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 119

16. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The D3 Family Fund. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions Policy, page 122

17. You state that the Audit Committee is responsible for reviewing and approving the terms of conditions of all proposed related-party transactions. Please describe in your Form 10-K the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation
S-K.

Exhibits

18.   You state that you entered into Change of Control Agreements, and Employment Agreements including Severance Agreements with several of your named executive officers in December 2008. We note that the agreements with Scott C. Grout, Julia A. Harper, Brian Bronson, and Christian Lepiane that were incorporated by reference in this filing were entered into prior to December 2008. Please explain or file any amended agreements with your named executive officers.

19.   Please tell us whether there are one or more agreements with Nokia Siemens Networks, whether any one agreement contributed in excess of ten percent of your revenues during the most recent year, and why you have not filed such agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. It appears that you are substantially dependent upon this customer and the material terms of these agreements should be discussed in the risk factor section and management's discussion and analysis. In this regard, we note your risk factor discussion regarding your "major customers" on page 12 does not disclose the nature of the contractual relationship with Nokia and the rights and obligations of the company and Nokia under those agreements.

20.   Please tell us whether you have any agreements with Intel and why you have not filed the agreements with your significant contract manufacturers, Foxconn and Jabil pursuant to Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependant upon one of more of these agreements.

Signatures

21.   We note that the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2 of Form 10-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief